UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Annie’s, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

03600T104

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03600T104

1.	Names of Reporting Persons Solera Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,419,428 (see Item 4(a))
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,419,428 (see Item 4(a))
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,419,428 (see Item 4(a))
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 37.0% (see Item 4(b))
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03600T104

1.	Names of Reporting Persons SCI Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 117,668 (see Item 4(a))
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 117,668 (see Item 4(a))
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,668 (see Item 4(a))
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7% (see Item 4(b))
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03600T104

1.	Names of Reporting Persons Solera Capital GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,419,428 (see Item 4(a))
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,419,428 (see Item 4(a))
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,419,428 (see Item 4(a))
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 37.0% (see Item 4(b))
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03600T104

1.	Names of Reporting Persons Solera GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,419,428 (see Item 4(a))
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,419,428 (see Item 4(a))
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,419,428 (see Item 4(a))
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 37.0% (see Item 4(b))
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03600T104

1.	Names of Reporting Persons Solera GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 117,668 (see Item 4(a))
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 117,668 (see Item 4(a))
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,668 (see Item 4(a))
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7% (see Item 4(b))
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03600T104

1.	Names of Reporting Persons Ms. Molly F. Ashby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,537,096 (see Item 4(a))
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,537,096 (see Item 4(a))
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,537,096 (see Item 4(a))
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 37.7% (see Item 4(b))
12.	Type of Reporting Person (See Instructions) IN

Item 1.

	(a)	Name of Issuer: Annie’s, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1610 Fifth Street Berkeley, CA 94710

Item 2.

(a)

Name of Person Filing:

This statement is filed by:

•       Solera Partners, LP (“Solera Partners”);

•       SCI Partners, L.P. (“SCI Partners”);

•       Solera Capital GP, L.P. (“Solera Capital GP”);

•       Solera GP, LLC (“Solera GP”);

•       Solera GP II, LLC (“Solera GP II” and, together with Solera Partners, SCI Partners, Solera Capital GP and Solera GP, the “Solera Entities”); and

•       Ms. Molly F. Ashby.

The Solera entities and Ms. Ashby have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

	(b)	Address of Principal Business Office or, if none, Residence: For each Solera Entity and Ms. Ashby: c/o Solera Capital, LLC 625 Madison Avenue New York, New York 10022

	(c)	Citizenship: For each Solera Entity, Delaware. Ms. Ashby is a citizen of the United States of America.

	(d)	Title of Class of Securities: Common Stock, $0.001 par value per share

	(e)	CUSIP Number: 03600T104

Item 3.

Not applicable.

Item 4.	Ownership

	1.	Solera Partners, L.P.

(a) Amount beneficially owned: 6,419,428

(b) Percent of class: 37.0%*

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 6,419,428

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 6,419,428

	2.	SCI Partners, L.P.

(a) Amount beneficially owned: 117,668

(b) Percent of class: 0.7%*

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 117,668

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 117,668

	3.	Solera Capital GP, L.P.

(a) Amount beneficially owned: 6,419,428

(b) Percent of class: 37.0%*

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 6,419,428

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 6,419,428

	4.	Solera GP, LLC

(a) Amount beneficially owned: 6,419,428

(b) Percent of class: 37.0%*

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 6,419,428

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 6,419,428

	5.	Solera GP II, LLC

(a) Amount beneficially owned: 117,668

(b) Percent of class: 0.7%*

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 117,668

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 117,668

	6.	Ms. Molly F. Ashby

(a) Amount beneficially owned: 6,537,096

(b) Percent of class: 37.7%*

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 6,537,096

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 6,537,096

* The percentage amount is based on 17,338,339 shares of Common Stock outstanding as of January 31, 2013 as indicated by the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarter ended December 31, 2012.

Solera Partners is controlled by its general partner, Solera Capital GP, which is controlled by its general partner, Solera GP. Ms. Ashby is the sole managing member of Solera GP. In addition, investment and disposition decisions for Solera Partners are generally made by a majority vote of the investment committee of Solera Capital GP, which majority vote must include Ms. Ashby. The investment committee is comprised of three members, including Ms. Ashby. SCI Partners is controlled by its general partner, Solera GP II. Ms. Ashby is the sole managing member of Solera GP II. Ms. Ashby expressly disclaims beneficial ownership of such shares as to which she does not have a pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013

SOLERA PARTNERS, L.P.		SCI PARTNERS, L.P.

By: Solera Capital GP, L.P., as General Partner		By: Solera GP II, LLC, as General Partner

By: Solera GP, LLC, as General Partner		By:	/s/ Molly F. Ashby
Name: Molly F. Ashby
By:	/s/ Molly F. Ashby	Title: Chief Executive Officer
Name: Molly F. Ashby
Title: Chief Executive Officer

SOLERA CAPITAL GP, L.P.		SOLERA GP II, LLC

By: Solera GP, LLC, as General Partner		By:	/s/ Molly F. Ashby
By:	/s/ Molly F. Ashby	Name: Molly F. Ashby
Name: Molly F. Ashby		Title: Chief Executive Officer
Title: Chief Executive Officer

SOLERA GP, LLC		MOLLY F. ASHBY

By:	/s/ Molly F. Ashby	By:	/s/ Molly F. Ashby
Name: Molly F. Ashby		Name: Molly F. Ashby
Title: Chief Executive Officer